Exhibit 8.1

Subsidiaries	Jurisdiction of Incorporation
Ascendis Pharma GmbH	Germany
Ascendis Pharma Endocrinology GmbH	Germany
Ascendis Pharma, Inc.	USA
Ascendis Pharma Endocrinology, Inc.	USA
Ascendis Pharma Ophthalmology Division A/S	Denmark
Ascendis Pharma Endocrinology Division A/S	Denmark
Ascendis Pharma Bone Diseases A/S	Denmark
Ascendis Pharma Growth Disorders A/S	Denmark
Ascendis Pharma Oncology Division A/S	Denmark
Ascendis Pharma Europe A/S	Denmark
Ascendis Pharma UK, Limited	United Kingdom
Ascendis Pharma Iberia S.L.	Spain
Ascendis Pharma France SASU	France
Ascendis Pharma Italia SRL	Italy
Ascendis Pharma Sverige AB	Sweden
Ascendis Pharma Switzerland GmbH	Switzerland